Schedule 13E-4
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                         FIRST SOUTH AFRICA CORP., LTD.
                   ------------------------------------------
                                (Name of Issuer)


                         FIRST SOUTH AFRICA CORP., LTD.
                   ------------------------------------------
                      (Name of Person(s) Filing Statement)

                         (1) Redeemable Class A Warrants
                         (2) Redeemable Class B Warrants
                   ------------------------------------------
                         (Title of Class of Securities)

                                  (1) G34874118
                                  (2) G34874126
                   ------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Henry I. Rothman, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 704-6000
                   ------------------------------------------
                       Name, Address and Telephone Number
                         of Person Authorized to Receive
                      Notices and Communications on Behalf
                        of the Person(s) Filing Statement

                                October 10, 1997
                   ------------------------------------------
                       Date Tender Offer First Published,
                        Sent or Given to Security Holders

Calculation of Filing Fee


--------------------------------------------------------------------------------
Transaction Valuation*              |             Amount of Filing Fee
--------------------------------------------------------------------------------
                                    |
    $13,519,092.72                  |                   $2,703.82
                                    |
--------------------------------------------------------------------------------


*In accordance with Rule 0-11(a)(4) and Rule 0-11(b)(2), the transaction valuation and filing fee was calculated based on the closing bid price of $3.563 and $1.50 for the Class A Warrants and Class B Warrants, respectively, each as reported on the Nasdaq SmallCap Market on October 7, 1997 multiplied by 2,735,940 and 2,513,959, the number of Class A Warrants and Class B Warrants, respectively, outstanding on such date.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $
                         -------------------------------------------------------

Form or Registration No.:
                         -------------------------------------------------------

Filing Party:
               -----------------------------------------------------------------

Date Filed:
               -----------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

           (a) The name of the issuer and the address of its principal executive office is:

                      First South Africa Corp., Ltd.
                      Claredon House
                      Church Street
                      Hamilton, HM CX, Bermuda

           (b) The securities being sought are (i) all of the Class A Redeemable Common Stock Purchase Warrants expiring January 24, 2001 (the "Class A Warrants") and (ii) all of the Class B Redeemable Common Stock Purchase Warrants expiring January 24, 2001 (the "Class B Warrants" and, together with the Class A Warrants, the "Warrants") of First South Africa Corp., Ltd. (the "Company"). As of October 7, 1997, 2,735,940 Class A Warrants and 2,513,959 Class B Warrants were outstanding.

           Each Class A Warrant entitles the registered holder to purchase one share of common stock of the Company, par value $.01 per share (the "Common Stock"), and one Class B Warrant at an exercise price of $6.50, subject to adjustment in certain circumstances, at any time commencing on January 24, 1996 until January 24, 2001, at which time the Class A Warrants will expire. Each Class B Warrant entitles the registered holder to purchase one share of Common Stock at an exercise price of $8.75, subject to adjustment in certain circumstances, at any time commencing on January 24, 1996 until January 24, 2001, at which time the Class B Warrants will expire.

           The Company is seeking to exchange an aggregate of 1,749,966 shares of its Common Stock for (i) all of the 2,735,940 Class A Warrants that were outstanding as of October 7, 1997, and (ii) all of the 2,513,959 Class B
Warrants that were outstanding as of October 7, 1997 (the "Exchange Offer"). Each holder of Warrants who elects to accept the Company's Exchange Offer will receive (i) two shares of Common Stock in exchange for three Class A Warrants and three Class B Warrants, (ii) one share of Common Stock in exchange for three Class A Warrants and/or (iii) one share of Common Stock in exchange for six Class B Warrants, in each case upon the terms and subject to the conditions set forth in the offering circular dated October 10, 1997, (the "Offering Circular"), a copy of which is attached hereto as Exhibit 9(a)(i), and in the related Letters of Transmittal, copies of which are attached hereto as Exhibit 9(a)(ii). The Company only will accept Warrants tendered for exchange in blocks that may be exchanged for a whole number of shares of Common Stock. The Company will not issue fractional shares of Common Stock or pay cash in lieu of issuing fractional shares of Common Stock. None of the Warrants are to be purchased from any officer, director or affiliate of the Company.

           (c) The Class A Warrants and the Class B Warrants are traded on the Nasdaq SmallCap Market under the symbols FSACW and FSACZ, respectively. Information regarding the markets for the Warrants and the high and low bid prices for the Warrants is set forth in the

Offering Circular under the caption "Market for Registration Common Stock, Units and Warrants," which section is specifically incorporated herein by reference.

           (d)        The Company is filing this statement.

ITEM 2.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           (a) The consideration offered by the Company to induce the exchange of the Warrants consists solely of shares of Common Stock. If the Exchange Offer is accepted by the holders of all of the Warrants, the Company will issue 1,749,966 shares of Common Stock in exchange for all outstanding Warrants (assuming the exchange of (i) 1,675,973 shares of Common Stock for 2,513,959 currently outstanding Class A Warrants and 2,513,959 currently outstanding Class B Warrants pursuant to the Company offer to exchange three Class A Warrants and three Class B Warrants for two shares of Common Stock and
(ii) 73,994 shares of Common Stock for the remaining 221,981 currently outstanding Class A Warrants pursuant to the Company offer to exchange three Class A Warrants for one share of Common Stock). All Warrants exchanged will be retired on the books of the Company. Other than the expenses of the Exchange Offer, the Company will incur no monetary obligations in connection with the Exchange Offer. Such expenses shall be paid by the Company from its working capital.

           (b)        Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

           The purpose of the Exchange offer is to extinguish the Warrants through the issuance of Common Stock and reduce the potential future dilutive impact on the Company's earnings per share of Common Stock that would be caused by exercise of the Warrants. Warrants acquired by the Company pursuant to the Exchange Offer will be cancelled.

           (a)        Not applicable.

           (b)        Not applicable.

           (c)        Not applicable.

           (d)        Not applicable.

           (e)        Not applicable.

           (f)        Not applicable.

           (g)        Not applicable.

           (h) Each of the Class A Warrants and the Class B Warrants may cease to be listed on the Nasdaq SmallCap Market depending upon the number of Warrants remaining outstanding in each class upon termination of the Exchange Offer.

           (i) Each of the Class A Warrants and the Class B Warrants may be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 depending upon the number of Warrants remaining outstanding in each class upon termination of the Exchange Offer.

           (j)        Not applicable.

ITEM 4.    INTEREST IN SECURITIES OF THE ISSUER.

           The information set forth in the Offering Circular under the caption "The Exchange Offer -- Broker Dealer" is specifically incorporated herein by reference. In addition, the Company issued 10,000 9% Senior Subordinated Debentures (the "Debentures") in a private placement that was consummated upon a number of separate closings during the period commencing April 1997 and ending August 1997. The Debentures may be converted into shares of Common Stock at the option of the holder at any time period to maturity at a price of $6.00 per share, subject to adjustment in certain circumstances. Both the Debentures and the shares of Common Stock issuable upon conversion of the Debentures were registered in a Registration Statement on Form S-1 (File No. 333-33561) filed with the Securities and Exchange Commission on August 13, 1997.

ITEM 5.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND
           RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

           The information set forth in the Offering Circular under the caption "Description of Securities" is specifically incorporated herein by reference.

ITEM 6.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

           The information set forth in the Offering Circular under the caption "The Exchange Offer -- Exchange Agent and Information Agent" and "--
Solicitation  of  Warrant  Holders"  is  specifically   incorporated  herein  by
reference.

ITEM 7.    FINANCIAL INFORMATION.

           (a)(1) The information set forth in the Company's 1997 Annual Report on Form 10-K (the "Form 10-K"), which is attached as Exhibit A to the Offering Circular, is specifically incorporated herein by reference.

           (a)(2) Not applicable.

           (a)(3) Not applicable.

           (a)(4) The book value per share as of the fiscal year ended June 30, 1997 set forth in the Form 10-K, which is attached as Exhibit A to the Offering Circular and is specifically incorporated herein be reference.

           (b) The pro forma financial data required by item 7(b) as of the fiscal year ended June 30, 1996 and 1997 is included in the Offering Circular under the captions "Pro Forma Effect of Exchange Offer" and is specifically incorporated herein be reference.

ITEM 8.    ADDITIONAL INFORMATION.

           (a)        Not applicable.

           (b) There are no applicable regulatory requirements that must be complied with or approvals which must be obtained in connection with the Exchange Offer except that (i) approval to list additional shares of the Company's common stock on the Nasdaq SmallCap Market must be obtained and (ii) Blue Sky securities qualification for the Exchange Offer in various jurisdictions must be obtained.

           (c)        The Warrants are marginable securities.

           (d) There are no material pending legal proceedings relating to the Exchange Offer.

           (e) The Offering Circular should be read in its entirety and is specifically incorporated herein by reference.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

          (a)(i) Offering Circular dated October 10, 1997.

          (a)(ii)Letter of Transmittal to be used by warrantholders to tender Warrants pursuant to the Exchange Offer.

          (a)(iii)Letter  to  Securities   Dealers,   Commercial  Banks,   Trust
               Companies and Other Nominees.

          (a)(iv) Form of Letter to Clients.

          (a)(v) Guaranteed Delivery Form.

          (a)(vi)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (a)(vii) Letter from the Company to the Warrantholders.

          (a)(viii) Form of Letter from Broker Dealer of Record.

          (a)(ix) Press release, dated September 5, 1997.

          (b)  Not applicable.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

          (f)  Not applicable.

                                    SIGNATURE


           After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                  FIRST SOUTH AFRICA CORP., LTD.


                                                  By: /s/ Clive Kabatznik
                                                     ------------------------
                                                       Clive Kabatznik
                                                       President


Date:   ________, 1997

                                  EXHIBIT INDEX


Exhibit No.           Description                                       Page No.
-----------           -----------                                       --------

9(a)(i)               Offering Circular dated October 10, 1997.

9(a)(ii)              Letter of Transmittal.

9(a)(iii)             Letter to Securities Dealers, Commercial Banks,
                      Trust Companies and Other Nominees.

9(a)(iv)              Form of Letter to Clients.

9(a)(v)               Guaranteed Delivery Form.

9(a)(vi)              Guidelines for Certification of Taxpayer
                      Identification Number on Substitute Form W-9.

9(a)(vii)             Letter from the Company to the Warrantholders.

9(a)(viii)            Form of Letter from Broker Dealer of Record.

9(a)(ix)              Press Release dated September 5, 1997.